Filed by ACI Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: S1 Corporation

Commission File No.: 000-24931

News Release

FOR IMMEDIATE RELEASE

ACI WORLDWIDE ANNOUNCES

FINAL RESULTS OF EXCHANGE OFFER

(New York, N.Y. – February 16, 2012) – ACI Worldwide, Inc. (Nasdaq: ACIW), a leading international provider of payment systems, today announced the final results of its exchange offer to acquire S1 Corporation (Nasdaq: SONE), which expired at 5:00 p.m., Eastern time, on February 10, 2012. Based on the final calculation performed by Wells Fargo, the exchange agent for the exchange offer, a total of 51,956,479 shares of S1 common stock were validly tendered, representing approximately 93.6% of S1’s outstanding shares.

In accordance with the terms and conditions of the exchange offer, S1 shareholders had the right to elect to receive, for each share tendered, either $10.00 in cash or 0.3148 shares of ACI common stock, subject to proration, such that in the aggregate 33.8% of S1 shares will be exchanged for ACI common stock and 66.2% of S1 shares will be exchanged for cash.

Based on the final calculations by the exchange agent of the proration amounts, S1 shareholders who tendered their S1 shares in the exchange offer and elected to receive the $10.00 cash consideration, or who did not make an election, will receive $10.00 in cash for each share tendered. S1 shareholders who did not tender in the exchange offer will receive $6.62 in cash and 0.1064 shares of ACI stock for each S1 share held. S1 shareholders who tendered their S1 shares in the exchange offer and elected to receive the 0.3148 per share stock consideration will receive approximately $5.72 in cash and 0.1349 shares of ACI stock for each share tendered, which is the equivalent of approximately 42.8% of the S1 shares exchanged for the per share stock consideration.

Advisors

Innisfree M&A Incorporated is ACI’s information agent in connection with the offer. Wells Fargo is acting as ACI’s financial advisor and exchange agent for the offer. Jones Day is acting as legal advisor to ACI. Raymond James & Associates Inc. is serving as financial advisor to S1, and Hogan Lovells US LLP is serving as its legal advisor.

About ACI Worldwide

ACI Worldwide powers electronic payments for more than 800 financial institutions, retailers and processors around the world, with its broad and integrated suite of electronic payment software. More than 90 billion times each year, ACI’s solutions process consumer payments. On an average day, ACI software manages more than US $12 trillion in wholesale payments, and for more than 160 organizations worldwide, ACI software helps to protect their customers from financial crime. To learn more about ACI and understand why we are trusted globally, please visit www.aciworldwide.com. You can also find us on www.paymentsinsights.com or on Twitter @ACI_Worldwide.

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to, the following: (1) negative effects on ACI’s business or S1’s business resulting from the pendency of the proposed transaction, (2) that ACI may not achieve the synergies and other expected benefits within the expected time or in the amounts it anticipates, and (3) that ACI may not be able to promptly and effectively integrate the merged businesses. Other factors that could materially affect ACI’s and S1’s respective businesses and actual results of operations are discussed in their most recent Annual Reports on Form 10-K, as well as other filings with the SEC, available on the SEC’s website located at www.sec.gov.

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For more information contact:

Media:

Scott Fitzgerald

Vice President, Marketing

ACI Worldwide, Inc.

(781) 370-3623

press@aciworldwide.com

Investors:

Tamar Gerber

Vice President, Investor Relations & Financial

Communications

ACI Worldwide, Inc.

(646) 348-6708